SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 December 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Change in trading currency to US Dollars dated 17 December 2025

Exhibit No: 99.1

17 December 2025

InterContinental Hotels Group PLC (IHG)

Change in trading currency of IHG's Ordinary Shares to US Dollars

On 23 October 2025, IHG announced as part of its 2025 Third Quarter Trading Update that it intends to change the currency in which its Ordinary Shares are traded on the London Stock Exchange from British Pounds (GBP) to US Dollars (USD). IHG confirms that a notification has been made to the London Stock Exchange for the currency change to USD to take effect from 8.00am (London time) on 2 January 2026.

The change does not impact the nominal currency of IHG's shares, which will remain in GBP. The change does not impact IHG's London listing in any other way, and has no impact on IHG's ADR listing in New York.

IHG also previously noted that, for the benefit of UK-based private individual registered shareholders in IHG, dividend payments will still be made in GBP. From January 2026, registered shareholders will be able to make an election to IHG's share registrar, Equiniti, if they wish to instead receive their dividend payments in USD. For shares held in CREST, an election for USD will be permitted using the CREST dividend election process. CREST participants should ensure a USD CREST Memorandum Account has been enabled.

ENDS

For further information, please contact:
Investor Relations:         Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702);
                                       Joe Simpson (+44 (0)7976 862 072)
Media Relations:            Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG®

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 145 million members, IHG has more than one million rooms across 6,800 open hotels in over 100 countries, and a development pipeline of more than 2,300 properties.

-     Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 385,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	17 December 2025